October 15, 2024

Yoshiyuki Aikawa
Chief Executive Officer
SBC Medical Group Holdings Inc.
200 Spectrum Center Dr., Suite 300
Irvine, CA 92618

       Re: SBC Medical Group Holdings Inc.
           Registration Statement on Form S-1
           Filed October 8, 2024
           File No. 333-282540
Dear Yoshiyuki Aikawa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Craig D. Linder, Esq.